August 31, 2007

VIA EDGAR DIRECT TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BTHC VII, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

                    On behalf of our client, BTHC VII, Inc. (the "Registrant"), we are transmitting for filing with the Securities and Exchange Commission (the "SEC") the above-captioned Registration Statement on Form S-1 (the "S-1") with respect to a proposed registration of certain shares of the Registrant's outstanding common stock by the selling stockholders named therein.

                    The filing fee in the amount of $4,912.00 has been paid by wire transfer by the Registrant to the account of the SEC.

                    The prompt attention of the Staff to this submission is greatly appreciated.

                    If you have any questions concerning the transmitted materials, please do not hesitate to contact Eleazer Klein at (212) 756-2376 or the undersigned at (212) 756-2053. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Alon Harnoy

cc:	Robert Nachwalter, Esq.
BTHC VII, Inc
Senior Vice President and General Counsel